FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of JANUARY, 2002
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   January 29, 2002                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                                BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:          X     Schedule A
                               -------
                                  X     Schedules B & C
                               -------
                               (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                 TRIMARK OIL & GAS LTD.
                               -------------------------------------------------
ISSUER ADDRESS                 #1305 - 1090 WEST GEORGIA STREET
                               VANCOUVER, BC   V6E 3V7
                               -------------------------------------------------
ISSUER TELEPHONE NUMBER        (604) 685-9316
                               -------------------------------------------------
ISSUER FAX NUMBER              (604) 683-1585
                               -------------------------------------------------
CONTACT PERSON                 MR. NICK DEMARE
                               -------------------------------------------------
CONTACT'S POSITION             DIRECTOR
                               -------------------------------------------------
CONTACT'S TELEPHONE NUMBER     (604) 685-9316
                               -------------------------------------------------
CONTACT'S E-MAIL ADDRESS       ndemare@chasemgt.com
                               -------------------------------------------------
WEBSITE                        N/A
                               -------------------------------------------------
FOR QUARTER ENDED              NOVEMBER 30, 2001
                               -------------------------------------------------
DATE OF REPORT                 JANUARY 29, 2002
                               -------------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DONALD W. BUSBY             /s/Donald W. Busby           02/01/29
--------------------------------------------------------------------------------
Name of Director            Signature                    Date Signed (yy/mm/dd)


NICK DEMARE                /s/Nick DeMare                02/01/29
--------------------------------------------------------------------------------
Name of Director            Signature                    Date Signed (yy/mm/dd)

BC FORM 51-901F                                                       SCHEDULE A







--------------------------------------------------------------------------------



                             TRIMARK OIL & GAS LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2001

                      (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                      As at             As at
                                                   November 30,      August 31,
                                                       2001             2001
                                                        $                 $
                                                                      (Audited)
                                  A S S E T S

CURRENT ASSETS

Cash                                                  133,567           214,390
Amounts receivable                                     23,117            48,942
Inventory                                              76,154            70,050
Current portion of other assets (Note 3)              196,475           193,463
                                                 ------------       -----------
                                                      429,313           526,845

PETROLEUM AND NATURAL GAS INTERESTS (Note 2)        5,597,744         7,022,246

OTHER ASSETS (Note 3)                                 628,720           619,080
                                                 ------------       -----------
                                                    6,655,777         8,168,171
                                                 ============       ===========

                             L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities              710,920           520,629
Advances (Note 4)                                     553,200           553,200
                                                 ------------       -----------
                                                    1,264,120         1,073,829
                                                 ------------       -----------

                     S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                             19,537,102        19,537,102

DEFICIT                                           (14,145,445)      (12,442,760)
                                                 ------------       -----------
                                                    5,391,657         7,094,342
                                                 ------------       -----------
                                                    6,655,777         8,168,171
                                                 ============       ===========

APPROVED BY THE DIRECTORS


/s/ Donald W. Busby , Director
-------------------

/s/ Nick DeMare     , Director
-------------------

              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                  2001               2000
                                                   $                   $

REVENUES

Oil and gas sales                                    25,170            60,346
Interest and other                                   19,735            31,026
                                               ------------      ------------
                                                     44,905            91,372
                                               ------------      ------------

OTHER EXPENSES

Production                                           26,855            27,339
General and administrative                           72,230            46,620
Depreciation, depletion and impairment            1,648,505            27,684
                                               ------------      ------------
                                                  1,747,590           101,643
                                               ------------      ------------

NET LOSS FOR THE PERIOD                          (1,702,685)          (10,271)

DEFICIT - BEGINNING OF THE PERIOD               (12,442,760)       (7,394,480)
                                               ------------      ------------
DEFICIT - END OF THE PERIOD                     (14,145,445)       (7,404,751)
                                               ============      ============


LOSS PER COMMON SHARE - BASIC AND DILUTED           ($0.08)           ($0.00)
                                               ============      ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                    20,488,016        16,104,254
                                               ============      ============



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                                         2001            2000
                                                                          $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                              (1,702,685)        (10,271)
Items not involving cash
     Depreciation, depletion and impairment                           1,648,505          27,684
     Effect of unrealized foreign exchange gain on other assets         (12,652)        (33,285)
                                                                    -----------      ----------
                                                                        (66,832)        (15,872)
Decrease (increase) in amounts receivable                                25,825         (64,375)
Increase (decrease) in accounts payable and accrued liabilities         190,291        (163,203)
                                                                    -----------      ----------
                                                                        149,284        (243,450)
                                                                    -----------      ----------

FINANCING ACTIVITY
Share issue costs                                                             -            (794)
                                                                    -----------      ----------

INVESTING ACTIVITIES
Additions to inventory                                                   (6,104)              -
Additions to petroleum and natural gas interests                       (224,003)       (613,094)
                                                                    -----------      ----------
                                                                       (230,107)       (613,094)
                                                                    -----------      ----------
DECREASE IN CASH                                                        (80,823)       (857,338)
CASH - BEGINNING OF THE PERIOD                                          214,390       1,306,708
                                                                    -----------      ----------
CASH - END OF THE PERIOD                                                133,567         449,370
                                                                    ===========      ==========



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)


1.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.   PETROLEUM AND NATURAL GAS INTERESTS


                                                                    As at               As at
                                                                 November 30,         August 31,
                                                                     2001                2001
                                                                      $                    $
                                                                                       (Audited)

     Evaluated Properties
          Acquisitions and leasehold costs                         6,495,951            5,829,076
          Exploration and development costs                        5,081,656            4,185,331
          Gathering facility                                         177,565              146,242
                                                                ------------         ------------
                                                                  11,755,172           10,160,649
                                                                ------------         ------------
     Unevaluated Properties
          Acquisitions and leasehold costs                         2,018,850            2,680,558
          Exploration costs                                        2,335,873            3,044,687
                                                                ------------         ------------
                                                                   4,354,723            5,725,245
                                                                ------------         ------------
                                                                  16,109,895           15,885,894
     Less: accumulated depreciation, depletion and impairment    (10,512,153)          (8,863,648)
                                                                ------------         ------------
                                                                   5,597,742            7,022,246
                                                                ============         ============


BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)


2.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

     During the three months ended November 30, 2001, the Company wrote down the carrying value of its petroleum and natural gas interests by $1,624,195 from the ceiling test performed effective November 30, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


3.   OTHER ASSETS

                                                   As at              As at
                                                November 30,        August 31,
                                                    2001               2000
                                                     $                  $
                                                                    (Audited)

     Convertible note (a)                         628,720            619,080
     Loan to officer (b)                          196,475            193,463
                                               ----------         ----------
                                                  825,195            812,543
     Less current portion                         196,475            193,463
                                               ----------         ----------
                                                  628,720            619,080
                                               ==========         ==========


     (a) The Company holds a US$400,000 unsecured convertible note (the "ALPNET Note") issued by ALPNET, Inc. ("ALPNET"), a public Utah company trading on the facilities of the National Association of Securities Dealers. The ALPNET Note has a variable interest rate of US prime plus 2%, payable on a quarterly basis. The principal is repayable in three equal annual instalments commencing June 2, 2003. The Company has the right to convert all or any portion of the outstanding principal into common stock of ALPNET, on the basis of US$2.22 per share. ALPNET has the right to pay the full amount, or any portion, of the ALPNET Note prior to its maturity.

          In connection with the ALPNET Note, ALPNET granted the Company a warrant to purchase up to 90,090 common shares of ALPNET, at an exercise price of US$3.33 per share, on or before June 2, 2002.

     (b) During the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the quarter ended November 30, 2001, interest income of $2,650 was received.

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)


4.   ADVANCES

     During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest for the first year to be prepaid on closing in common shares of the Company at $0.35 per share. Interest thereafter would be paid quarterly in cash or shares at the holder's option. The debentures were proposed to have a three year term and be convertible into shares at $0.35 per share in year one, at $0.40 per share in year two and at $0.45 per share in year three. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. During the three months ended November 30, 2001, the Company has recorded $13,830 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.


5.   SHARE CAPITAL

     Authorized - unlimited common shares without par value

     Issued and outstanding -


                                                                      Number               $


     Balance, August 31, 2001 and November 30, 2001                 20,488,016        19,537,102
                                                                   ===========       ===========


6.   RELATED PARTY TRANSACTIONS

     (a) During the three months ended November 30, 2001, the Company was charged $52,092 for management, professional, accounting and administrative fees provided by directors of the company or companies controlled by directors of the Company.

     (b) As at November 30, 2001, accounts payable and accrued liabilities include $107,441 due to Hilton.

     (c)  See also Notes 3, 4 and 5.

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)


7.   SEGMENTED INFORMATION

     As at November 30, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                 Three Months Ended November 30, 2001
                         --------------------------------------------------
                          Identifiable                              Net
                             Assets            Revenues        Income (Loss)
                               $                   $                 $

     United States         5,918,134              32,127        (1,913,285)
     Canada                  737,643              12,778           210,600
                         -----------          ----------       -----------
                           6,655,777              44,905        (1,702,685)
                         ===========          ==========       ===========



                                 Three Months Ended November 30, 2000
                         --------------------------------------------------
                          Identifiable                              Net
                             Assets            Revenues        Income (Loss)
                               $                   $                 $

     United States         8,854,405              64,158          (474,021)
     Canada                1,107,954              27,214           463,750
                         -----------          ----------       -----------
                           9,962,359              91,372           (10,271)
                         ===========          ==========       ===========

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001


1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the three months ended November 30, 2001:


                                                                          $

     Administration and accounting                                       17,908
     Audit and legal                                                        395
     Interest expense                                                    13,830
     Foreign exchange                                                    (8,943)
     Investor relations                                                   6,000
     Management and professional                                         39,977
     Office                                                               2,251
     Transfer agent                                                         812
                                                                     ----------
                                                                         72,230
                                                                     ==========


1.(b) RELATED PARTY TRANSACTIONS

     (a)  During the quarter ended November 30, 2001, the Company:

            i) was charged $52,092 for management, professional,  accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company;

           ii) recorded interest income of $2,650 (US$1,681) relating to a US $125,000 relocation loan provided to the President of the Company. As at November 30, 2001, the loan and interest receivable of $2,650 was received.

     (b) As at November 30, 2001, the Company has received $153,200 advances from Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company. During the three months ended November 30, 2001, the Company recorded interest expense of $13,830. As at November 30, 2001, accounts payable and accrued liabilities include $107,441 due to Hilton.


2.(a) NO SECURITIES WERE ISSUED DURING THE QUARTER ENDED NOVEMBER 30, 2001


2.(b) NO OPTIONS GRANTED DURING THE QUARTER ENDED NOVEMBER 30, 2001

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001


3.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2001

                                                              Issued
                                                    ----------------------------
                                  Authorized
    Class          Par Value        Number            Number            Amount
    -----          ---------      ----------        ----------       -----------
    Common            WPV         Unlimited         20,488,016       $19,537,102


3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2001

                                   Exercise Price
      Security        Number         Per Share             Expiry Date
      --------      ---------      --------------          -----------

      Options         512,000(1)        $1.14               Jul. 23/02
      Options         125,000(1)        $1.90               Oct. 01/02
      Options         750,000(1)        $0.60               Jan. 25/04
                    ---------
                    1,387,000
                    =========

      Warrants      1,185,715           $0.84               Apr. 11/02
      Warrants        118,570           $0.84               Jun. 19/02
      Warrants        500,000           $0.52               Jan. 16/03
      Warrants      1,700,000           $0.52               Mar. 06/03
      Warrants      1,082,000           $0.62               Aug. 15/03
                      400,000           $0.62               Aug. 15/02
                    ---------
                    4,986,285
                    =========

     (1) Subsequent to November 30, 2001, the Company amended the exercise price of the stock options to $0.15 per share.


3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2001

      10,417 shares remain held in escrow as at November 30, 2001.


3.(d) LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2001

      Directors:
        Donald W. Busby
        Nick DeMare
        George Muscroft
        Dick Darrow

      Officers:
        Donald W. Busby, President, Chairman & CEO
        Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

The Company is an independent oil and gas exploration company with its shares listed for trading on the Canadian Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project and Regional California.

OPERATIONS

During the quarter ended November 30, 2001, the Company recorded a loss of $1,702,685 ($0.08 per share), an increase in loss of $1,692,414 from the loss of $10,271 ($0.00 per share) incurred in 2000. The increase in loss for 2001 was due primarily to a writedown of $1,624,195 relating to the Company's petroleum and natural gas interests.

Revenue from oil and gas sales decreased by 58% during 2001, from $60,346 in 2000 to $25,170 in 2001. The decrease in 2001 was due to a significant decrease in ELH #1 production. Production at ELH #1 will remain at constrained levels until a water disposal well is completed.

Revenue from oil sales decreased 45% from $29,479 in 2000 to $16,305 in 2001. Oil production decreased 24% from 662 BBLS in 2000 to 500 BBLS in 2001 and average selling prices received decreased 22%, from $44.53/BBL in 2000 to $34.93/BBL in 2001. Revenue from natural gas sales decreased 71%, from $30,867 in 2000 to $8,865 in 2001. Natural gas production decreased 24%, from 4,712 MCF in 2000 to 3,574 MCF in 2001. In addition, the average selling price of natural gas during 2001 received by the Company decreased 69%, from $6.55/MCF in 2000 to $2.06/MCF in 2001.

The Company's production expenses decreased 2% to $26,855 in 2001 from $27,339 in 2000. On a per unit basis, production expenses increased to $3.89/MCF in 2001 from $3.15/MCF in 2000.

During the quarter ended November 30, 2001, the Company recorded depreciation and depletion charges of $24,310, compared to $27,684 in 2000. The depreciation and depletion rate increased from $3.19/MCFE in 2000 to $3.52/MCFE in 2001, and reflects the unsuccessful exploration results in Regional California and the abandonment of Cal Canal. In addition, the Company recorded a non-cash impairment charge of $1,624,195 during the three months ended November 30, 2001 as a result of the ceiling test performed effective November 30, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $25,610, from $46,620 in 2000 to $72,230 in 2001. Of the increase, $40,688 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $49,631 foreign exchange gain in 2000, compared to foreign exchange gain of $8,943 in 2001. Management and professional fees increased by $20,458, from $19,519 in 2000 to $39,977 in 2001. The Company also recorded a $13,830 interest expense on the $553,200 advances which were made late in the fiscal year ended August 31, 2001.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001



MANAGEMENT DISCUSSION & ANALYSIS (continued)

During the three months ended November 30, 2001, the Company expended $224,003 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $146,000 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of the drilling of the ELH #4 and #9 wells; and ii) $78,003 for the acquisition, exploration and drilling costs of the Regional California Prospects.

LIQUIDITY AND CAPITAL RESOURCES

Production from the ELH #1 well represents substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills and San Joaquin joint ventures and, if successful, brought on production, the Company anticipates that revenues will increase. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program, the Company will need to raise additional funds to cover capital expenditures. There is no assurance that the Company will be able to raise sufficient funding from cash flow, equity or debt financing, or from sales of interests in its properties to meet its upcoming capital requirements.

At November 30, 2001, the Company had a working capital deficit of $834,807, of which $553,200 represents advances made pursuant to a proposed debenture financing, the terms and conditions of which are being renegotiated. The Company anticipates that the advances will be classified as non-current liabilities upon finalization and closing. The Company anticipates that it will continue to experience significant fluctuations in its working capital as it raises the necessary funding to continue to participate in ongoing drilling programs.

PROPERTIES UPDATE

1.   East Lost Hills

     a)   ELH #1

          The ELH #1 well continues to produce at constrained levels still requiring a water disposal well to increase production. The Company is confident the well will produce at substantially higher rates once water disposal is dealt with. Work is on-going with respect to this water disposal well, however it is estimated that completion is still three to four months away.

     b)   ELH #2

          The ELH# 2 was drilled to a total depth of 18,011 feet and tested up to 5 mmcf gas per day. The well has been suspended as a potential producer pending the installation of water disposal facilities.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001



MANAGEMENT DISCUSSION & ANALYSIS (continued)

     c)   ELH #3

          The ELH #3 was drilled to a total depth of 21,750 feet in a separate structural block than the other East Lost Hills wells. The well encountered gas shows while drilling and was suspended after initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing of other zones or sidetracking.

     d)   ELH #4

          The ELH #4 well has reached its targeted depth of 20,535 feet and the wireline logs have been completed. The results from the wireline logs must be reviewed and a decision made by all the participants before the well can go to the completion stage of setting casing and flow testing.

     e)   ELH #9

          The ELH #9 well is at 18,900 feet with a target total depth of 20,500 feet. It is anticipated that this well will be completed during the month of March at which time it will take an additional 45 to 60 days for testing.

2.   San Joaquin

     The Pyramid Hills #1 well is at 14,365 feet and casing will be required within the next 300 - 700 feet. The total planned depth is 18,500 feet with the Point of Rocks formation as the primary reservoir target. It is anticipated that the well should be drilled to total depth in April.

INVESTOR RELATIONS ACTIVITIES

During the quarter ended November 30, 2001, the Company terminated the investor relations agreement with Eland Jennings Investor Services ("Eland Jennings"). The Company paid $6,000 to Eland Jennings.